SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT No. 3)

Under the Securities Exchange Act of 1934

LANCER CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

514614106

(CUSIP NUMBER)

Frederick E. Rowe, Jr.
Greenbrier Partners, Ltd.
1901 N. Akard
Dallas, Texas 75201
Tel. No.: (214) 720-2060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

January 6, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 514614106			Page 2 of 7

1.	Name of Reporting Person: Greenbrier Partners, Ltd.		I.R.S. Identification Nos. of above persons (entities only): 75-2053243

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 432,126 shares of Common Stock*

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 432,126 shares of Common Stock*

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 432,126 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.6%

14.	Type of Reporting Person (See Instructions): PN

          *BUT SEE ITEM 5(B)

2

CUSIP No. 514614106			Page 3 of 7

1.	Name of Reporting Person: Rowe Family Partnership, Ltd.		I.R.S. Identification Nos. of above persons (entities only): 75-2504379

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,500 shares of Common Stock*

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 13,500 shares of Common Stock*

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,500 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.14%

14.	Type of Reporting Person (See Instructions): PN

          *BUT SEE ITEM 5(B)

3

CUSIP No. 514614106			Page 4 of 7

1.	Name of Reporting Person: Frederick E. Rowe, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 445,626 shares of Common Stock*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 445,626 shares of Common Stock*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 445,626 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): IN

          *Mr. Rowe does not directly own any shares of Common Stock of Lancer Corporation. Mr. Rowe shares voting and dispositive power with respect to the aggregate 432,126 shares of Common Stock held by Greenbrier Partners, Ltd. and the aggregate of 13,500 shares of Common Stock held by Rowe Family Partnership, Ltd.

4

AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Greenbrier Partners, Ltd., a Texas limited partnership (the “Greenbrier Partnership”), Rowe Family Partnership, Ltd., a Texas limited partnership (the “Rowe Partnership), and Frederick E. Rowe, Jr., who is the general partner of each of the Greenbrier Partnership and the Rowe Partnership. This Amendment No. 3 to Schedule 13D is an amendment to the initial statement on Schedule 13D relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lancer Corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “Commission”) on April 21, 1993. The original Schedule 13D statement was amended on May 26, 1995 (Amendment 1) and amended further on June 4, 1999 (Amendment 2) to reflect a modification in the purposes of Greenbrier Partnership, the Rowe Partnership and Frederick E. Rowe, Jr., in holding their shares of common stock. This Amendment No. 3 is being filed to disclose a disposition of shares by the Greenbrier Partnership.

Item 2. Identity and Background

     No Change.

Item 3. Source and Amount of Funds or Other Consideration

     Not Applicable.

Item 4. Purpose of the Transaction

     Item 4 of the Schedule 13D is hereby amended and supplemented by the following paragraph:

     On January 6, 2004, the Greenbrier Partnership distributed 68,898 shares of Common Stock to its partners. Thus the Greenbrier Partnership decreased its ownership of Common Stock from 501,024 shares to 432,126 shares.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and supplemented by the following paragraphs:

     (a) The Greenbrier Partnership is the beneficial owner of an aggregate 432,126 shares of Common Stock, or 4.6% of all shares of Common Stock outstanding.

     The Rowe Partnership is the beneficial owner of an aggregate of 13,500 shares of Common Stock, or 0.14% of all shares of Common Stock outstanding.

     Mr. Frederick E. Rowe, Jr. does not directly own any shares of Common Stock of Lancer Corporation.

     A total of 9,345,095 shares of Common Stock were issued and outstanding according to Lancer Corporation’s most recently filed 10Q dated March 31, 2003.

     (b) Greenbrier Partnership has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of the Common Stock owned by Greenbrier Partnership. Pursuant to the terms of the Limited Partnership Agreement of the Greenbrier Partnership, Mr. Rowe, as the general partner of the Greenbrier Partnership, has the power to manage the affairs of Greenbrier Partnership, including the right to vote and dispose of the shares of Common Stock owned by such partnership.

     The Rowe Partnership has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by the Rowe Partnership. Pursuant to the terms of the Agreement of Limited Partnership of the Rowe Partnership, Frederick E. Rowe, Jr., as the general partner of the Rowe Partnership, has the power to manage the affairs of the Rowe Partnership, including the right to vote and dispose of the shares of Common Stock owned by the Rowe Partnership.

     (c) During the last 60 days, Mr. Rowe and the Rowe Partnership did not participate in any transaction involving the Common Stock. Greenbrier Partnership effected the following transactions:

     On January 6, 2004, in accordance with the Greenbrier Partnership’s Limited Partnership Agreement, the Greenbrier Partnership distributed 68,898 shares of Common Stock to its partners. The price per share upon closing on this date was $7.00.

(d) Not applicable

(e) On January 6, 2004, both the Greenbrier Partnership and Mr. Frederick Rowe’s beneficial ownership of Common Stock ceased to be over 5%, and is currently 4.6% and 4.8%, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     No change.

Item 7. Material to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby amended and supplemented by Exhibit A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004

GREENBRIER PARTNERS LTD

	By:	/s/ Frederick E. Rowe, Jr.

Frederick E. Rowe, Jr. General Partner

ROWE FAMILY PARTNERSHIP, LTD

	By:	/s/ Frederick E. Rowe, Jr.

Frederick E. Rowe, Jr. General Partner

/s/ Frederick E. Rowe, Jr.

Frederick E. Rowe, Jr.

EXHIBIT A

The Limited Partnership Agreement of Greenbrier Partners, Ltd. has been amended, in accordance with Greenbrier Partnership’s Limited Partnership Agreement, as follows:

     1. Section 4.01 (a) has been amended to state in its entirety the following:

     Each Limited Partner shall be allocate a share of Net Profits equal to 88% of his Partnership Percentage or shall be allocated a share of Net Losses equal to 100% of this Partnership Percentage.

     2. The second paragraph of Section 5.02 has been amended to state in its entirety the following:

     Additional contributions of cash may be made by any Partner only as of the first day of any fiscal quarter of the Partnership and must be received by the Partnership no later than the first day of such fiscal quarter; provided, the Partnership may require not less than 30 days’ notice thereof specifying the amount and nature of the additional contributions. The General Partner shall have the right to accept or decline to accept any such additional contribution whether or not such notice is given.

     3. The first paragraph of Section 6.02 has been amended to state in its entirety the following:

     Each Partner shall have the right, at the end of any fiscal year or six calendar months after the end of any fiscal year commencing with the first fiscal year of the Partnership to withdraw any amount out of his Capital Account upon 30 days’ notice prior to the end of such year stating the amount to be withdrawn; provided, however, that the Capital Account of the requesting Partner will not by such withdrawal (including any amount deducted pursuant to the second paragraph of this Section 6.02) be reduced to less than zero.